

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 2, 2013

<u>Via E-mail</u>
Mr. John V. Sobchak
Chief Financial Officer
KMG Chemicals, Inc.
9555 W. Sam Houston Parkway S., Suite 600
Houston, Texas 77099

   RE: KMG Chemicals, Inc.
      Form 10-K for the Year Ended July 31, 2012
      Filed October 15, 2012
      File No. 1-35577

Dear Mr. Sobchak:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Rufus Decker

            Rufus Decker
            Accounting Branch Chief